Exhibit 99.1

YM BioSciences Files Preliminary Base Shelf Prospectus

MISSISSAUGA, Canada - July 7, 2011 - YM BioSciences Inc. (NYSE Amex: YMI, TSX: YM) (the “Company”), today announced it has filed a preliminary short form base shelf prospectus with securities regulatory authorities in Canada and a registration statement on Form F-10 with the United States Securities and Exchange Commission.

Once the shelf prospectus is cleared and the registration statement becomes effective, these filings will, subject to applicable securities regulatory requirements, allow the Company to issue common shares, warrants and units comprising any combination of the foregoing (collectively, the “Securities”), up to an aggregate offering size of US$125,000,000, during the 25-month period that the final short form base shelf prospectus, including any amendments thereto, remains effective. The Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement.

The Company has filed this shelf prospectus and registration statement in order to provide a means for future financings for research initiatives and further development. These filings are designed to replace the Company’s existing base shelf prospectus and registration statement, which are due to expire on October 17, 2011. Accordingly, the Company will cease to issue any further Securities under the current base shelf prospectus and registration statement. The Company has no intention of conducting a financing at this time.

A registration statement relating to the Securities has been filed with the United States Securities and Exchange Commission but has not yet become effective. The Securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

A copy of the preliminary prospectus included in the registration statement and the Canadian preliminary short form base shelf prospectus may be obtained by contacting Leonard Vernon, Vice President, Finance and Administration of the Company, at Suite 400, Building 11, 5045 Orbitor Drive, Mississauga, Ontario, Canada, L4W 4Y4, Telephone: (905) 629-9761 and are also available electronically at www.sedar.com.

About YM BioSciences
YM BioSciences Inc. is a drug development company advancing three clinical-stage products: CYT387, a small molecule, dual inhibitor of the JAK1/JAK2 kinases; nimotuzumab, an EGFR-targeting monoclonal antibody; and CYT997, a vascular disrupting agent (VDA).

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process or the ability to obtain drug product in sufficient quantity or at standards acceptable to health regulatory authorities to complete clinical trials or to meet commercial demand; and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that CYT387, nimotuzumab and CYT997 will generate positive efficacy and safety data in ongoing and future clinical trials, and that YM and its various partners will complete their respective clinical trials and disclose data within the timelines communicated in this release. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
James Smith
VP Corporate Communications
YM BioSciences Inc.
Tel.  +1 905.361.9518
jsmith@ymbiosciences.com